

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2023

Harry Simeonidis
Chief Executive Officer
Intelligent Bio Solutions Inc.
142 West 57th Street, 11th Floor
New York, New York 10019

> **Re: Intelligent Bio Solutions Inc.**
> **Registration Statement on Form S-1**
> **Filed July 12, 2023**
> **File No. 333-273219**

Dear Harry Simeonidis:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed July 12, 2023

Incorporation of Certain Information by Reference, page 77

1. We note that you do not currently appear to be eligible to incorporate information by reference. Refer to General Instruction VII.C of Form S-1. We further note that you incorporate by reference the information required by Item 11(l) of Form S-1, which includes the information required by Item 402 of Regulation S-K. This Item requires information as of the last completed fiscal year. Please revise to either (i) specifically include all required information incorporated by reference or (ii) file your 2023 Annual Report on Form 10-K, including the information required by Item 402 of Regulation S-K, and revise your incorporation by reference section to specifically incorporate by reference the 10-K.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  You may contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Ralph V. De Martino